Name of Issuer: Bank of the Ozarks, Inc.

Subject Company: The First National Bank of Shelby

Commission File No: 333-27641

Why Bank of the Ozarks?

We love what we do. Working with people like you. Helping you achieve your financial goals and building a secure financial future. Since 1903, Bank of the Ozarks has been working side-by-side with our customers, helping them grow and taking pride in being part of their lives.

This philosophy has helped us grow as a customer-friendly financial institution with more than 100 locations, while still maintaining a personal touch that empowers local decision-making at all levels.

What makes Bank of the Ozarks unique is the personal attention we give to every customer. From checking and savings to investment planning and loans, our bankers sit down and actually listen to your needs – so you can be sure you’re walking away with the right banking solution for you. That’s how we’ve made so many customers our friends. We care, and work hard to earn your respect.

At Bank of the Ozarks, we believe in being

true to our brand; no matter what your

banking needs, you have a friend here.

Personal Banking

When we say, “You have a friend here,” we mean it. We have bankers who look after you and your finances with a range of products and services designed just for your individual circumstances. Our bankers are ready to help you achieve your goals and build a secure financial future.

And with more than 100 offices and ATMs, you’re sure to find the perfect banking solution just around the corner. We’re ready to help you make the switch to Bank of the Ozarks today.

•Personal Checking

•Free VISA® Check Cards*

•Free Online Banking

•Free Online Bill Pay**

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•Credit Cards

•Identity Protect

•Home Loans

•Mobile Banking

•Savings

•Personal Loans

•Investment and Retirement Accounts

•Trust and Wealth Management

*Additional or replacement check cards are $5 each.

**Free for the first 15 payments each calendar month per login ID; $.50 for each payment thereafter.

Business Banking

At Bank of the Ozarks, you’ll find a team of business-banking professionals ready to tailor the right set of financial products to help your business grow and prosper. We don’t offer cookie-cutter solutions – just good, sound advice and solid, responsive service.

•Free Small Business Checking

•Commercial Checking and

Money Market Accounts

•Commercial Loans

•Commercial Real Estate Financing

•Online Cash Management

•Treasury Management Services

•Express Deposit

•Lines and Letters of Credit

•Equipment Leasing

•Merchant Payment Services

•VISA Business Credit Card

•VISA Check Card with

Cash Back Rewards

•Online Banking

•Mobile Banking

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Value-based strategy. People-centered approach.

“Building meaningful

relationships with our

customers has made us

the strong bank

we are today.”

-Chairman and CEO

George Gleason

In 1979, George Gleason had a vision to create a bank where people would genuinely want to do business. And today, that bank not only exists, it’s nationally recognized for providing safe, sound and secure banking solutions and customer service unmatched in the market place.

From the beginning, Mr. Gleason has instilled a personal commitment to excellence, fair dealing and exceptional customer service, and has built his team with individuals having the same mindset. The philosophy has always been to do what’s best for the customer; first by listening to and understanding their needs, and then by helping them find the best financial solutions.

This values-based strategy influences all the Bank’s decisions and has kept Bank of the Ozarks strong throughout the financial crisis of the mid- to late 2000s.

The Bank’s goal is not necessarily to be the largest financial institution – but to simply be the best one. Regardless of organizational size, we will always be deeply committed to developing friendships with our customers and relationships with the communities we serve. Our success is built upon our exceptional service to every customer, large and small – and we will keep that truth in focus as we build on our past.

1903

Newton County Bank chartered in Jasper, Arkansas

1937

Bank of Ozark chartered in Ozark, Arkansas

1979

Gleason purchases Bank of Ozark

1983

Gleason purchases Newton County Bank; assumes charter

1994

With five offices, launches de novo branching plan; changes name to Bank of the Ozarks

1995

Relocates headquarters to Little Rock, Arkansas

1997

Bank of the Ozarks, Inc., holds initial public stock offering (OZRK)

1998

Begins Central Arkansas expansion

2002

Becomes $1 billion organization based on assets

2003

Celebrates 100th anniversary

2004

Pushes de novo expansion into Texas with three offices

2005

Becomes $2 billion organization based on assets

2006

Opens 11 new offices, a Company record

2008

Becomes $3 billion organization based on assets Opens new headquarters in Little Rock, Arkansas

2009

Named second- and third-best performing bank in America by ABA Banking Journal and U.S. Banker

2010

Named second-best performing bank in America by Bank Director magazine George Gleason named Community Banker of the Year by American Banker magazine

2011 & 2012

Named best performing bank in America by ABA Banking Journal

Bank of the Ozarks by the Numbers

With a solid record of long-term growth in loans, deposits and earnings, Bank of the Ozarks has earned respect as a great place to do business – and build successful relationships. We are successful because we always remain focused on strong fundamentals of banking: great customer service, prudent lending practices and sound management.

•Ranked the top-performing bank in the U.S. by ABA Banking Journal (2011 & 2012)

•Rated as “well capitalized” – the highest available regulatory rating

•Publicly traded company on the NASDAQ Global Select Market, symbol OZRK

•Headquartered in Little Rock, Arkansas

•Chartered in March 1903, a 110-year heritage

•George Gleason named 2010 Community Banker of the Year by American Banker

Company Highlights

OFFICES ATMS ASSET SIZE 2012 NET INCOME

117 115 $4.04 billion* $77.0 million*

DEPOSITS TOTAL LOANS & LEASES TOTAL COMMON EQUITY

$3.10 billion* $2.75 billion* $508 million*

*As of December 31, 2012

Interested in learning more?

800-274-4482•bankozarks.com

You have a friend hereTM

ADDITIONAL INFORMATION

Bank of the Ozarks, Inc. (the “Company”) intends to file a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving the Company, its subsidiary, Bank of the Ozarks, and The First National Bank of Shelby. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS FILING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission (the “SEC”) on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at the Company’s website at http://www.bankozarks.com, Investor Relations, or by contacting Susan Blair, by telephone at (501) 978-2217.